Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-165057 September 29, 2010

John Q. Sample Company Address 1 Address 2 Anytown, CA 12345-6789 [Barcode]

Only one gold ETF comes from iShares. Any questions?

IAU.

The only gold ETF from iShares.

The current climate has driven gold to new heights and continues to be an important ingredient in many portfolios, with investors searching for liquid access to solid gold in a cost-efficient way. When looking to invest in gold, consider these facts:

•  IAU from iShares is the first US-listed gold ETF with 100% allocation daily- so your investment is backed by actual gold

•  Sponsored by BlackRock Asset Management International Inc., an affiliate of BlackRock, Inc., the world’s largest asset manager with $3.15 trillion in assets under management*

•  Diversified vault locations in three countries

•  Exchange traded liquidity and trading flexibility

•  All in a cost-efficient ETF from iShares-with a sponsor’s fee of just 0.25%

Please enjoy another “liquid gold”: Au (the elemental symbol for gold) is extra virgin olive oil from Spain. From matured trees, carefully harvested and pressed quickly. As you’ll see, the difference is in the details.

Your golden opportunity: Visit iShares.com/goldetf to learn more about the only iShares gold ETF or to visit the iShares Gold Resource Center. And be sure to send the enclosed card for the latest edition of The World Commodity Forecast: Gold from The Economist Intelligence Unit.

iShares 1-800-474-2737

*as of 6.30.10

iShares® Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor’s fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

Shares of the iShares® Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares® Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

© 2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. iS-3344-1010

John Q. Sample Company Address 1 Address 2 Anytown, CA 12345-6789 [Barcode]

Information like this is worth gold.

Send for your copy of The World Commodity Forecast: Gold from The Economist Intelligence Unit.

Is it solid? Is it liquid? Is it the right move for you? Get the latest edition of this detailed report on the trends and opportunities shaping the outlook for gold and gold ETFs, like the iShares Gold Trust, from the research unit at The Economist magazine.

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